Exhibit 107

Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

F-1

AGI INC

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to be Paid	Equity	Common Shares, par value US$0.0001 per share	457(o)	$	$	$100,000,000.00	0.00013810	$13,810.00
	Total Offering Amounts					$100,000,000.00		13,810.00
	Total Fees Previously Paid							0.00
	Total Fee Offsets							0.00
	Net Fee Due							$13,810.00

(1)	Includes offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.